                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FEDFIRST FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31429X 10 5
                                 (CUSIP Number)

                                PETER D. GRIFFITH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FEDFIRST FINANCIAL CORPORATION
                    FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY
                             DONNER AT SIXTH STREET
                          MONESSEN, PENNSYLVANIA 15062
                                 (724) 684-6800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  APRIL 6, 2005
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)

-------------------------
 CUSIP No.  31429X 10 5
-------------------------
                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY

             25-1828028

--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /_/
                                                                   (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                /_/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF                  3,636,875
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                    0
        EACH        ------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                   3,636,875
        WITH        ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,636,875
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55%
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  14   TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On April 6, 2005, FedFirst Financial Corporation (the "Issuer") sold 3,636,875 shares of common stock to FedFirst Financial Mutual Holding Company (the "MHC") at $0.01 per share. As part of this transaction, the 100 shares of the Issuer's common stock owned by the MHC were cancelled. The funds for the purchase of the shares by the MHC came from its working capitalization. On April 6, 2005, the directors and executive officers of the MHC (the "Insiders") also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds. Attached as Schedule I hereto and incorporated by reference is a list containing certain information with respect to the Insiders.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The MHC is filing this amendment to report that its beneficial ownership interest in the Company has decreased to 55% from 100% of the Company's issued and outstanding shares of common stock. On February 14, 2005, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form SB-2, pursuant to which on April 6, 2005 the Company sold 45% of its outstanding common stock in an initial public offering. Concurrently the Company sold 55% of its outstanding common stock to the MHC for $0.01 per share. The primary purpose of the stock offering was to raise additional capital to support future lending and operational growth and possible future branching activities or acquisitions. The stock offering also enables the employees and officers of First Federal Savings Bank (the "Bank"), the wholly-owned subsidiary of the Company, to obtain an equity ownership interest in the Bank.

         Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 3,636,875 shares of the Issuer's common stock or 55% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of April 6, 2005. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


                                                   NUMBER OF        PERCENT OF
                                                    SHARES         COMMON STOCK
        NAME                                        OWNED           OUTSTANDING
        ----                                     -----------      --------------

        Peter D. Griffith.......................   25,000(1)             *
        Robert L. Breslow.......................   17,500(2)             *
        Richard B. Boyer........................   11,669                *
        Linda S. Powell.........................    4,920                *
        DaCosta Smith, III......................   15,000                *
        Kevin G. Vitale.........................    6,505                *
        Joseph U. Frye..........................   15,000(3)             *
        John J. LaCarte.........................   16,531                *
        Jack M. McGinley .......................    5,017                *
        John M. McGinley........................   15,000(4)             *

        --------------------------
        * Represents less than 1% of shares outstanding.

        (1) Includes 10,000 shares held by Mr. Griffith's spouse.
        (2) Includes 2,500 shares held by Mr. Breslow's spouse.
        (3) Includes 5,000 shares held by Mr. Frye's spouse.
        (4) Includes 2,100 shares held by Mr. Mcginley's spouse.

      (c) Other than the purchase of such shares by the MHC and the Insiders on April 6, 2005, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.




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                                    SIGNATURE
                                    ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FEDFIRST FINANCIAL MUTUAL
                                      HOLDING COMPANY


Date: April 6, 2005               By: /s/ Peter D. Griffith
                                      ----------------------------------------
                                      Peter D. Griffith
                                      President and Chief Executive Officer

                                   SCHEDULE I

 DIRECTORS AND EXECUTIVE OFFICERS OF FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY
 -----------------------------------------------------------------------------

         The names, business address and present principal occupation of each director, executive officer and controlling person of FedFirst Financial Mutual Holding Company are set forth below. All persons are citizens of the United States.



NAME                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                 ----------------                 --------------------

John M. McGinley     Donner at Sixth Street           Chairman of the Board of FedFirst Financial
                     Monessen, Pennsylvania 15062     Corporation, FedFirst Financial Mutual Holding
                                                      Company and First Federal Savings Bank.  President of
                                                      McGinley Maintenance, Inc.

Joseph U. Frye       Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  President of Frye Construction.

John J. LaCarte      Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  President of Model Cleaners, Uniforms
                                                      & Apparel LLC.  Owner of FCI Associates.

Peter D. Griffith    Donner at Sixth Street           President and Chief Executive Officer of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank, FedFirst Financial Mutual Holding
                                                      Company and FedFirst Financial Corporation.

Jack M. McGinley     Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  Chief Executive Officer of McGinley
                                                      Maintenance, Inc.

Richard B. Boyer     Donner at Sixth Street           President of Exchange Underwriters, Inc. Director of
                     Monessen, Pennsylvania 15062     FedFirst Financial Corporation, FedFirst Financial
                                                      Mutual Holding Company and First Federal Savings Bank.

Robert L. Breslow    Donner at Sixth Street           Vice President and Chief Financial Officer of First
                     Monessen, Pennsylvania 15062     Federal Savings Bank and Senior Vice President and
                                                      Chief Financial Officer of FedFirst Financial Mutual
                                                      Holding Company and FedFirst Financial Corporation.

Linda S. Powell      Donner at Sixth Street           Vice President - Branch Operations of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.

DaCosta Smith, III   Donner at Sixth Street           Vice President - Human Resources of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.

Kevin G. Vitale      Donner at Sixth Street           Vice President - Lending Operations of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.